DORN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE - DECEMBER 31, 2014	$ 60,000	$ 455,005	$ 515,005
NET LOSS	-	(4,537)	(4,537)
BALANCE - DECEMBER 31, 2015	$ 60,000	$ 450,468	$ 510,468

See accompanying Notes to Financial Statements.